FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

’ Check this box if no longer

subject to Section 16. Form 4

or Form 5 obligations may STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP continue. See Instruction 1(b)

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940
Name and Address of Reporting Person Sandler Paul (Last) (First) (Middle) 8050 North Third Avenue (Street) Phoenix AZ 85013 City (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol LifePoint, Inc. - LFP					6. Relationship of Reporting Person to Issuer (Check if Applicable) ✓ Director ___ 10% Owner ____ Officer (give ___ Other (specify title below) below)
	3. IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####	4. Statement for Month/Year 4/01
5. If Amendment, Date of Original (Month/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficially Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock, $.001 par value	N/A	N/A					200,000	D	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Form 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	Conver- sion or Exerci-sable Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivation Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)		6. Date Exercisable and Expiration Date (Month/Date/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at end of month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Option	$4.09	4/16/01	A		10,000	0		4/15/11	Common Stock	10,000	0	42,560	D	N/A

Explanation of Responses:

/s/ Paul Sandler 5/11/01

Paul Sandler Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,

See Instruction 6 for procedure.